Correspondence

August 29, 2017

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Mail Stop 3561

RE:	August 23, 2017 Comment Letter Form 10-Q for the quarter ended March 31, 2017 File No. 001-13101

Dear Mr. Arakawa:

We are writing in response to your inquiry of August 23, 2017:

Ammo, Inc. (“Ammo”) was chartered on October 13, 2016 under the laws of the State of Delaware.  The CEO of Ammo created this entity as a vehicle to start a Company engaged in the design, manufacture, marketing and sales of ammunition products.
While living in Payson, AZ, a small city 90 minutes north of Phoenix, Ammo’s CEO, Fred Wagenhals, was approached by Payson’s mayor to discuss Advanced Tactical Armament Concepts, LLC (ATAC), an ammunition company located in Payson. ATAC was experiencing financial difficulties and the mayor was concerned about the economic effect it would have on his city if ATAC’s manufacturing plant closed down.  The mayor asked Mr. Wagenhals if he could develop a plan to salvage the ATAC plant and restore operations.  The mayor approached Wagenhals because he knew that he had a very successful career in a multitude of businesses.
Before Mr. Wagenhals could assist, ATAC’s financial situation worsened and the business ceased operations. ATAC’s bank, WESTERN ALLIANCE BANK, petitioned the bankruptcy court to appoint a receiver to protect the bank’s collateral.  Wagenhals approached the bank about resolving the receivership issue and re-opening the business. The bank agreed to delay its action in exchange for an immediate payment of $235,000 by ATAC and an increase of $665,000 in ATAC’s working capital. ATAC borrowed $900,000 plus $135,000 in stipulated interest from a related party of Wagenhals.  On October 24, 2016, Ammo, Inc. completed negotiations with Western Alliance Bank to purchase the bank’s position ($1,910,993) as the Note holder for $1,550,000.
On November 21, 2016 Ammo applied for its’ Federal Firearm License which it received on February 1, 2017.  Between November 21, 2016 and February 1, 2017, Wagenhals made an agreement with the owners of ATAC to start production of AMMO, Inc. branded ammunitions.  This was accomplished by providing ATAC $219,000 in raw materials and ATAC was advanced $89,000 to pay selected ATAC vendors whose materials were required in the manufacturing process and to re-hire production employees.

Operations of the ATAC plant continued for sixty-seven (67) days, at which time Ammo foreclosed on ATAC’s note ($2,585,000).  On February 20, 2017 the foreclosure date, an inventory of raw materials, finished goods and packaging material was taken and valued as follows:
Total Inventory	$1,114,817

Less:
ATAC brand packaging material which could not be used	(232,975)

Inventory produced with Ammo funding:
● Raw material	(203,000)
● Finished Goods	(169,395)

Inventory acquired in foreclosure	(509,447)

In additions all other assets of the Company were assessed for their fair values.
The management of Ammo has considered ASC 805-10-55-20 through 23 regarding the settlement of the pre-existing notes with ATAC in determining the accounting for the transaction.  In management’s opinion these provision are not applicable to transaction as described above.  The notes receivables were not the result of economic activity between two parties but originated as an integral part of the process of obtaining control over the ATAC manufacturing facility.  Management was of the opinion that the purchase of ATAC’s debt and subsequent foreclosure was the lowest cost method for the acquisition of a fully functioning manufacturing facility.
To facilitate the acquisition of the ATAC’s plant and operations, Ammo borrowed the following:
Note to purchase ATAC debt from bank	$1,500,000
One time interest charge	375,000
1,875,000

Assumption of related party debt	1,035,000
Inventory acquired in foreclosure	$2,910,000

When this debt was recognized on Ammo’s balance sheet, an asset of some type must be recognized.  A $2,585,000 asset was recognized and described as notes receivables from ATAC.  There were actual notes which were secured by all of ATAC assets, as these assets would be used to satisfy the notes when the foreclosure was completed or, if Ammo decided not to foreclose, would have been satisfied by the delivery of manufactured ammunition from ATAC.  Ammo’s management at the beginning of the acquisition transaction determined that the assets to be acquired had an intrinsic value of at least $2,585,000 (as demonstrated by the borrowing of $2,910,000) therefore no valuation allowance for the receivables were necessary as required by ASC 310-10-35-16 through 19 and 22.

Very truly yours,

/s/ Fred Wagenhals
Fred Wagenhals